ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

At a regular meeting held March 10-12, 2015, the Board of Trustees for the Registrant approved the filing of Class NAV shares for John Hancock International Growth Fund.

At a regular meeting held December 15-17, 2014, the Board of Trustees for the Registrant approved the filing of Class R2, R4, and R6 shares for John Hancock International Growth Fund.